Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com
Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

04024106

23rd March 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 18th March 2004.

"Preliminary Results for the year ended 31 December 2003"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

dl 4/6

Premier Oil plc
Preliminary Results for the year ended 31 December 2003

Premier is a leading independent exploration and production company with gas and oil interests principally in the UK, Asia and West Africa

Highlights

Financials

- Profit after tax and exceptional charges up 80% at £40.8 million (2002: £22.6 million)
- Net cash inflow of £255.2 million* (2002: £93.2 million)
- Nil gearing at year-end
- Strong forward cash flow with most of the booked reserves sold under long-term gas contracts
- Production of 36,000 boepd in first two months of 2004

Operational achievements

- Deal with Fusion built Premier's West African position, generated significant value and exploration success with Chinguetti and Tiof discoveries in Mauritania
- Successful exploration in Pakistan
- Non-core asset disposals realised cash of £18.2 million (2002: £23.4 million)
- Total reserves, including discoveries awaiting commercialisation, in excess of 200 mmboe
- Replenished exploration portfolio during the year with 18 well 2004 drilling programme in place
  - 9 wells in Mauritania and further wells in Gabon, Guinea Bissau, Pakistan, India, Indonesia and the UK

Sir David John, Chairman, commented:

"2003 was a year of transformation for Premier. Record levels of production and profit, and a strong balance sheet, were complemented by exploration success and the completion of the corporate restructuring.

New Premier has emerged as a strong operational and financial business generating healthy cash flow to pursue exploration and commercial opportunities.

Premier is in good shape and we intend to keep it that way."

18 March 2004

* Includes restructuring and joint ventures

Enquiries:

Premier Oil plc **020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **020 7457 2020**
James Henderson
Nick Elwes

CHAIRMAN'S STATEMENT

2003 was a year of transformation for Premier. Record levels of production and profit, and a strong balance sheet, were complemented by exploration and commercial success and the completion of the corporate restructuring, announced in September 2002.

'New' Premier has emerged as a strong operational and financial business generating healthy cash flows to pursue exploration and commercial opportunities.

Financial and Operating Performance

Comparison of the group's performance in 2003 to that of 2002 is made complex by the corporate restructuring completed on 12 September 2003, due to the inclusion of profits until that date from the assets disposed.

Production for the year averaged 53,600 barrels of oil equivalent per day (boepd), in line with 2002 levels. However this annual average masks the impact of the restructuring completion – in the first half of 2003 production averaged a record 62,000 boepd, reducing to 33,900 boepd after the restructuring completion, with the growth coming from gas projects in South and South East Asia more than offsetting the decline in our mature UK production.

Net profit after exceptional charges relating to the restructuring amounted to £40.8 million, up from £22.6 million in 2002. Excluding exceptional charges, net profits were £63.6 million (2002: £35.7 million), an increase of 78%. The increased profitability mainly reflects higher operating profits in Asia, lower interest charges on lower debt – offset by the exceptional financing charge resultant from the early repayment of debt due to the restructuring. In addition, there was an exceptional provision for oil and gas assets in 2002. Basic earnings per share increased by 111% to 30.0 pence (2002: 14.2 pence).

Reported profits include those attributable to the assets in Myanmar and Indonesia which we transferred in September 2003 as part of the restructuring; excluding these, and the associated exceptional charge, net profits from ongoing operations amounted to £17.1 million.

Net cash flow, including joint ventures in Myanmar and Pakistan, was strong at £255.2 million (2002: £93.2 million). This includes £150.6 million received as part of the restructuring, and is after capital expenditure of £43.0 million which was partly offset by proceeds of disposal of non-core assets as part of our portfolio management programme, amounting to £18.2 million (2002: £23.4 million).

The restructuring has transformed the balance sheet, which started the year with net debt of £249.5 million – a gearing level of 80%. At the end of 2003, we had net cash of £7.1 million and an ungeared balance sheet.

Following the restructuring Premier's booked reserve base amounts to 175 million barrels of oil equivalent (mmboe), with a majority of these reserves relating to fields already in production and therefore with limited associated future capital expenditure. Total reserves – including as yet unbooked discoveries in Indonesia and Mauritania – are expected to be in excess of 200 mmboe when these unbooked discoveries are commercialised.

Operationally, increases in gas sales were recorded in Pakistan, Indonesia and Myanmar. The successful completion of development of the Bhit and Zamzama fields in Pakistan, on time and within budget, have been a significant contributor. In Singapore, demand from buyers has been above expectations and has been successfully met by our operated West Natuna Gas Project. In Albania, we have decided to withdraw from the Patos Marinze project following disappointing pilot production.

The group's health, safety and environment record continues to show strong performance. In 2003 the group incurred only 4 lost time injuries in over 5 million man-hours worked. This represents a 39% improvement from 2002. This continued improvement over the last 3 years is made the more remarkable by the challenging environments in which Premier operate. In June, we achieved two years of continuous operations at West Natuna without a lost time incident.

On the exploration front, whilst drilling early in the year had been disappointing, our efforts to replenish the exploration portfolio were rewarded with excellent drilling results on our new acreage in Mauritania secured by a deal with Fusion Oil and Gas, where three wells out of four were successful. Successes at Kadanwari and Zamzama also contributed to an excellent last quarter. In 2003 Premier drilled eleven exploration and appraisal wells, with a 50% commercial success rate recorded.

The Fusion deal has given us critical mass in West Africa, where new interests in Mauritania, Gabon and the SADR complement our existing positions in Guinea Bissau – where we are currently operating a well to test the Sinapa prospect – and Gabon. The significant Tiof discovery in Mauritania will be appraised in 2004.

We are continuing to seek future exploration opportunities in our focus areas of the UK, South and South East Asia and Africa.

Commercial

In addition to the Fusion deal, commercial activity in 2003 has continued on securing a second sale of gas from the West Natuna Gas Project to buyers in Singapore, where negotiations are currently ongoing. In addition, non-core assets in the UK and Australia were sold in the year raising £18.2 million cash.

New Premier

The restructuring has had a number of consequences. Our two major shareholders - Amerada Hess and Petronas - have departed, and Premier is smaller, about half the size in terms of oil and gas reserves and production (30 - 35,000 boepd). As mentioned, the company has no net debt and generates strong cash flows, given reasonable oil prices and the high proportion of booked reserves which are under long-term gas contracts. This base business generates sufficient cash flows to fund a strong exploration programme. Our strategy is to add significant value for shareholders through high impact exploration and commercial deal-making, concentrating primarily on the front end – pre development – phase of the exploration and production cycle, whilst maintaining a strong base business, and a strong balance sheet which can be deployed if and when opportunities arise.

The Board and Staff

On 9th December Robin Allan and Simon Lockett joined the Board as Directors of Business Development and Operations respectively. Robin has been with Premier for 18 years, is a geologist by training, and was most recently Country Manager in Indonesia. Simon Lockett, in his 10 years with Premier, has been involved in corporate planning and investor relations in London, and was Commercial Manager in South East Asia, based in Indonesia, and Country Manager for Albania.

A time of major restructuring and new directions inevitably brings uncertainty. The results being achieved in these circumstances and the feeling of enthusiasm for the future throughout Premier is a tribute to the quality and character of Premier people.

I would also like to pay tribute to your non-executive Board members for their steadfast and tireless support for the executive during a complex and uncertain two years of restructuring. This effort has reflected a Board that is independent minded but has worked well together.

Outlook

Despite the current uncertain political and economic environment, 2004 will be a busy year for Premier, particularly on the drilling front, where the current plan is to drill up to 18 exploration and appraisal wells. The results are of course uncertain, but the programme represents a reasonably balanced portfolio of high and medium risk and reward. We are also pushing ahead with a number of additional commercial opportunities with the objective of adding significantly to net asset value during the year.

Our strongly cash generative base business is more than sufficient to fund our exciting exploration programme, particularly if the high first quarter 2004 oil prices can be maintained. Our strong balance sheet provides scope to pursue attractive new projects.

Premier is in good shape and we intend to keep it that way.

Sir David John KCMG

FINANCIAL REVIEW

Economic Environment

As in the previous year the oil price was both volatile and high by historic standards. The strike in Venezuela, civil unrest in Nigeria and the war in Iraq all contributed to volatility. The Brent oil price peaked at $32.7 per barrel in February and fell to $24.9 per barrel in April when the relative lack of damage to Iraq's oil infra-structure became apparent, and ended the year at $29.9 per barrel (2002: $28.7 per barrel).

Following US dollar weakness against the pound in 2002, the US dollar/pound rate remained broadly stable into the third quarter of the year, following which the dollar weakened markedly against the pound and all other major currencies to end the year at $1.79 (2002: $1.61). The last two years have therefore seen a substantial reduction in the value of our dollar revenues when converted into sterling.

2003 Results

Profit after tax and exceptional charges amounted to £40.8 million, an increase of 80% compared to the prior year. Exceptional items, including 'make-whole' charges relating to the early repayment of debt triggered by the restructuring, amounted to £22.8 million, making pre-exceptional net profits of £63.6 million (2002: £35.7 million).

As explained in the 2003 interim statement, the profit and loss account has been analysed to show the 2003 profit relating to our 'ongoing operations', i.e. those assets retained after the restructuring, so that future performance can be assessed against this reference.

Production levels, on an annual working interest basis, were the same year on year, and realised oil prices averaged $27.2 per barrel of oil (bbl) compared with $24.3/bbl the previous year. Gas prices averaged $3.74 per thousand standard cubic feet (mscf) (2002: $3.44/mscf).

Turnover, including the group's share of joint ventures in Pakistan and Myanmar, was only slightly down at £257.7 million (2002: £263.1 million), as a result of the similar levels of production and Sterling oil/gas prices year on year.

Cost of sales was down by £20.0 million at £87.0 million. Including the joint ventures, total cost of sales was £112.2 million (2002: £133.4 million). Based on total cost of sales, underlying unit operating costs amounted to £3.00 per barrel of oil equivalent (boe), the same level as in 2002. Underlying unit amortisation fell to £2.60/boe compared with £3.14/boe in the previous year, due to the greater proportion of low cost production outside the UK in the production mix.

Following the practice adopted in the 2002 results for the first time, exploration costs were written-off for the year which amounted to £12.2 million (2002: £4.6 million), representing unsuccessful expenditures in various areas, including the write-off of costs associated with Albania.

Net interest expenses and foreign exchange losses totalled £18.9 million, down from £31.5 million in 2002, due to lower levels of net debt. In addition, a small gain of £1.4 million arose on the disposal of our investment in shares in a listed company in Australia.

Pre-tax profits were 12% higher at £81.1 million (2002: £72.6 million). The taxation charge totalled £40.3 million (2002: £50.0 million), with the fall mainly attributable to reversal of deferred tax timing differences relating to mature UK producing fields, and overseas deferred taxes where a change to a more commonly used method of calculation has been adopted. This change has resulted in a re-statement of the 2002 results.

Cash flow

Cash flow from operating activities, as reported in the cash flow statement which excludes joint ventures, amounted to £138.0 million, up from £123.5 million in 2002 due to higher realised prices and lower field operating costs. After deducting interest and taxes, operating cash flow was £93.7 million, an increase of £8.3 million. Including the cash flow from joint ventures, operating cash flows after interest and taxes was £135.7 million (2002: £136.1 million).

Capital expenditure in the period was £32.3 million (2002: £42.2 million), with total capital expenditure at £43.0 million including joint ventures (2002: £73.1 million). The fall reflects the continuing trend of reducing expenditure on developments as our fields come on-stream. Total capital expenditure comprised £11.6 million (2002: £34.6 million) on field developments, £30.9 million (2002: £35.0 million) on exploration and appraisal activities, with other expenditure of £0.5 million (2002: £3.5 million). In addition, expenditure of £6.4 million was incurred in the purchase of interests in West Africa from Fusion. Capital expenditure was offset by £18.2 million of disposal proceeds received in the year.

Cash flows relating to the restructuring, including joint ventures, amounted to a net receipt of £150.6 million after deducting costs and the make-whole payment. Net cash flow, including joint ventures and the impact of the restructuring, amounted to £255.2 million (2002: £93.2 million). This excludes cash movements relating to short-term deposits and financing.

Net Debt

At the start of the year net debt, including joint venture net debt of £69.0 million, was £249.5 million. At the end of 2003 the benefit of net cash flows from operations, disposal proceeds and the restructuring, resulted in a net cash balance of £7.1 million (including balances in the Pakistan joint venture) and an ungeared balance sheet. During the year, all of Premier's debt, including the convertible capital bonds, was repaid and a new bank revolving credit facility for $150 million was agreed with a consortium of banks. After drawdown of $101.3 million (£56.5 million), the group retains a liquid position, with year-end cash balances and short-term investments of £63.6 million, including balances in the Pakistan joint venture.

Adoption of International Financial Reporting Standards

The Council of the European Union requires all EU listed companies to report consolidated results using endorsed International Financial Reporting Standards (IFRS) with effect from 1 January 2005 (including comparatives for 2004).

Premier has set up a project team to manage the implementation; it is looking at all aspects of the requirement including the wider business issues that may arise from such a major change. Our preliminary view is that differences between our current practices and IFRS will be in respect of deferred tax, accounting for joint ventures, accounting for employee costs, and any other items resulting from ED6 - Exploration for and Evaluation of Mineral Resources, when endorsed. We expect the group to be fully prepared for this transition in 2005.

OPERATIONAL REVIEW

Production and reserves

The group's production, on a working interest basis, averaged 53,600 boepd, which was the same as the 2002 level. In the first half of 2003 production reached a record average level of 62,000 boepd, following which the September completion of the restructuring saw the rate fall to an average of 33,900 boepd over the balance of the year, resulting in the lower annualised rate compared to the first six months. Production comprised 67% gas and 33% oil.

Production for the year from the ongoing assets, retained after the restructuring, amounted to 35,100 boepd, compared to 34,200 boepd in 2002, as increasing Asian gas more than offset a decline in the UK.

Proven and probable reserves, on a working interest basis, fell to 175 mmboe at the end of 2003, down from 450 mmboe a year earlier, primarily reflecting the assets sold in the restructuring.

The movement in booked reserves over the year was:

	mmboe
Start of 2003	450
Production	(20)
Discoveries	3
Revisions	(1)
Acquisitions	2
Impact of restructuring	(259)
End of 2003	175

The amount shown for discoveries relates to the Kadanwari and Badhra fields in Pakistan. Minor revisions (both up and down) were made to a number of fields in the UK, Pakistan and Indonesia, while the acquisition relates to the Chinguetti field in Mauritania. The Chinguetti acquisition reflects only the 29.9% equity share of the company which was acquired from Fusion before the end of 2003. The amount attributable to the restructuring disposals represents 170 mmboe in respect of the Yetagun field in Myanmar, and 89 mmboe in respect of the West Natuna Gas Project in Indonesia. At year-end booked reserves comprised 17% oil and 83% gas.

Total reserves are expected to be in excess of 200 mmboe, including as yet unbooked reserves remaining to be commercialised in respect of the unsold gas in Indonesia, together with the Chinguetti field and Tiof discoveries in Mauritania (following completion of the Fusion deal and subsequent pre-emption).

Europe

Production in the UK for 2003 was 15,300 boepd, down 17% on the previous year – a reflection of natural decline in mature fields – and accounted for 29% of group production. This percentage is less than the previous year (35%) as UK production has continued to decline while gas volumes from South and South East Asia have increased.

The Wytch Farm oil field remains as Premier's main oil producing field in the UK, contributing 5,600 boepd net (2002: 6,900 boepd). Production decline in this mature asset has been mitigated by infill drilling. However, production was reduced by shutdowns in the first half and infill drilling was interrupted in the second half by the planned upgrade of the drilling rig to enable multi-lateral sidetracks of long reach wells under Poole Bay. This work is now completed and 3 long reach sidetracks are planned for 2004.

Production from the Kyle field continued at 5,500 boepd net (2002: 5,600 boepd), with uninterrupted oil and gas production via the Maersk Curlew FPSO throughout 2003. The joint venture is currently reviewing options to modify facilities and significantly reduce operating costs, thereby extending field life. This includes an option to tie-back all or part of current production to the Banff field which lies 12 km to the north of Kyle, via an existing pipeline. A decision is expected during 2004.

Most of the remainder of UK production came from the Fife area, which contributed 2,900 boepd net (2002: 3,700 boepd) and from Scott/Telford (800 boepd). Further infill drilling on Fife is under review as well as near field exploration opportunities.

In July 2003 Premier announced the sale of a package of non-core assets for £8.2 million in cash, £3 million of which is made up of deferred payments linked to first oil from discoveries. The transaction was completed before year-end.

In Albania, Anglo-Albanian Petroleum has brought into production 20 newly drilled wells, with eight reactivations continuing to produce, giving average net production for the year of 200 boepd. Whilst production has continued to increase in the year, the performance of the field has not been sufficiently encouraging to enable the consortium to proceed with further development, and accordingly preparations are in hand for Premier to withdraw from the project in 2004.

Pakistan

2003 was a successful year for Premier in Pakistan with record net production levels as developments were completed on three gas fields – Qadirpur, Bhit and Zamzama – which virtually doubled our gas production by the end of the year, to approximately 10,000 boepd, in line with our plan. Production net to Premier averaged 8,052 boepd in 2003, some 43% above the preceding year (2002: 5,600 boepd).

The Qadirpur gas field was the largest contributor to production, amounting to 2,536 boepd. Expansion of the Qadirpur processing facilities to 400 million standard cubic feet of gas pre day (mmscfd) was completed in late 2003, with further expansion to 500 mmscfd due for completion in 2004.

Zamzama field production averaged 2,335 boepd net to Premier following full field development completion and commissioning in June 2003 with contractual sales commencing in July. Field drilling was successful, defining additional reserves – in particular the Zamzama East-1 exploration well.

Commissioning of the new Bhit gas field plant was completed in the first quarter of 2003 and at year-end average annual production to Premier totalled 1,991 boepd.

Production from the Kadanwari gas field declined to 1,190 boepd (2002: 1,500 boepd). The Kadanwari West-1 exploration well, drilled on a newly defined western extension of the field,

was successful, flowing over 15 mmscfd. This field extension is targeted to be tied into the Kadanwari plant and onstream by end 2004.

Two low cost appraisal wells were drilled in the year to appraise the Badhra field, in the Kirthar licence south-east of Bhit. Badhra reserves are expected to be developed in due course through the Bhit field.

Indonesia

2003 saw record levels of production in Indonesia for the second successive year. Even after the restructuring, which resulted in a reduction in Premier's operated interest in the West Natuna Gas Project block A – from 66.7% to 28.7% - net production was 18,900 boepd, compared with 18,300 boepd in 2002. The high level of gas produced resulted from strong demand by the Singapore based end users, and was achieved notwithstanding brief periods of shut-down later in the year. In June a milestone of two years continuous operations without a lost time incident was achieved.

Commercial and technical activity directed towards a second sale of gas from block A to Singapore has continued throughout the year and into 2004. Premier has been nominated as the supplier by the Indonesian government on behalf of partners Amerada Hess, Kufpec and Petronas. It is hoped that agreement can be reached in 2004, enabling new sales to commence and reach plateau in 2007. In addition, preparations are advanced for the award of engineering and design contracts for the West Lobe tower development, part of the ongoing field development plan needed to support the first gas sales contract, once Indonesian government approvals are received.

Myanmar

The restructuring has resulted in the disposal of all of Premier's interests in Myanmar to former shareholder Petronas, after a period of 13 years of involvement in that country.

During the eight and a half months of 2003 until disposal, gross average gas production from the Premier operated Yetagun gas field was 74.7 mmscfd and gross average condensate production 8,017 barrels per day. This gave Premier a combined annualised net production for the year of 11,200 boepd the same as in 2002.

Up to September 2003 nominations had been consistently received from the gas buyer PTT for up to 300 mmscfd, which represents the full daily contractual quantity (DCQ) of 260 mmscfd plus an additional 15 % contract entitlement as specified in the gas sales contract. A further four condensate offtakes were successfully made in the period from the floating storage and offtake vessel, giving a gross total of nearly 5 million barrels lifted since commencement of production from Yetagun.

Following the successful phase II capacity upgrade implemented in 2002, detailed engineering on the phase III capacity upgrade was largely completed during the period prior to sale. At that time, offshore pre-works and module fabrication work had commenced on the upgrade to 400 mmscfd of DCQ sales of gas, and the corresponding increase in condensate production to approximately 11,500 barrels per day, with effect from April 2004.

Preparatory work was also commenced for a programme of infill production drilling to obtain the additional gas required to meet the step up in gas sales quantities in April 2004.

Exploration and Appraisal

Premier participated in eleven exploration and appraisal wells during 2003 – five in Pakistan of which two were operated, four non-operated wells in Mauritania and two operated wells in Indonesia. There were significant commercial successes in Mauritania with the Tiof and Tiof West discoveries and the Chinguetti-4-5 appraisal well. The Zamzama East-1 and Kadanwari West-1 wells, together with the Badhra-2 long-term production test, in Pakistan also contributed to an excellent 50 % commercial success rate overall for the year.

In addition, the portfolio has been quickly replenished to create an exciting drilling programme for 2004 and beyond. A programme of some 15-18 wells in 2004 is planned, comprising three targets in Gabon, a return to the Sinapa prospect offshore Guinea Bissau, where a well is currently operating, up to nine wells in Mauritania, one well in each of the UK, India and Pakistan, with one or two wells in Indonesia. This programme provides an attractive mix of high risk/high reward and medium risk/medium reward wells.

UK

Premier concluded a farm-in agreement with Reach Exploration Limited in July 2003 and acquired a 50% equity as operator in Moray Firth licence P1048 covering blocks 20/10b, 21/6a, 20/15a and 21/11b. Following reprocessing of 3D seismic last year, the joint venture will spud a high risk/high reward well in March 2004. In the 21st licence round announced in July 2003, Premier acquired a 30% equity in blocks 39/2b and 39/7 adjacent to our Fife Area acreage, and reprocessing of seismic is planned in the short-term. Premier continues to pursue high quality exploration opportunities offshore UK, through attractive farm-in opportunities and license round awards.

Pakistan

In the Dumbar exploration concession the exploration well Zirkani-1 encountered gas in two zones and appraisal studies are underway. Preparations to drill the Chung-1 exploration well close to the Bhit field are currently underway, and the well will spud in the second quarter of 2004. A 47.5% working interest share of the northern part of Dumbar (Dumbar B) was farmed out in the year to Eni. This portion of the block includes Chung and a satellite prospect.

During the year Premier disposed of its interest in the Dadhar exploration concession, located in Balochistan. Premier also farmed out its share in the Zarghun South gas field to Mari Gas Company Limited, retaining a 3.75% interest in the field which is fully carried through development and production of the field. A gas sales agreement with Sui Southern Gas Company is under negotiation and expected to be concluded in 2004.

In July 2003 agreement was reached with operator Shell to farm-in to acquire a 23.75% interest in the deepwater exploration licence covering block 2365-1 offshore Indus E. A 3D seismic survey has been undertaken to provide additional sub-surface information of this tertiary delta area. The seismic data is currently being processed and interpreted, and initial indications are encouraging. In 2004 the joint venture will complete this work with the intention of defining a drilling programme.

Indonesia

Two low cost exploration wells were drilled early in the year on the eastern Area IV part of block A. Kuda Nil-1 and Binturong-1 both encountered hydrocarbons, but in sub-commercial quantities with poor quality reservoirs. Elsewhere on the block, two structures have been identified for drilling in 2004, targeting the younger, high quality reservoirs that provide the existing production on the block. Subject to partner approval, the wells will be drilled in the Anoa field and Gajah Baru areas.

West Africa

In West Africa, Premier has continued to build its offshore exploration and development portfolio. The acquisition of the interests offshore Mauritania, Gabon and SADR from Fusion, announced in May 2003, represents a significant advance towards our objective of building a material business in West Africa. In Mauritania, Premier has bought Fusion's interests in two deep-water production sharing contracts which include the Chinguetti and Banda discoveries.

Mauritania

The Chinguetti field, estimated to contain approximately 120 million barrels of oil reserves, was successfully appraised by the Chinguetti-4-5 well completed in November 2003. The joint venture, operated by Woodside, declared the field commercial in January 2004 and is working towards a final investment decision and development go-ahead in 2004. Our interest in Chinguetti and the associated production sharing contract will increase to 9.23 % following the recent approval of the field development plan by the joint venture.

The Chinguetti-4-5 well was followed by three exploration wells, two of which were successful oil discoveries at Tiof-1 and Tiof West-1, the latter encountering a 4m gas column overlying a 122m gross oil column. Further appraisal of this exciting discovery is planned as part of a 2004 drilling programme of up to 9 wells. This programme is currently being determined by the joint venture, with drilling anticipated to commence around the mid-year 2004.

Guinea Bissau

Our Guinea Bissau acreage has been extensively re-evaluated and a second well on the Sinapa prospect commenced in February 2004, exploring the deep flank of a salt diapir. The acreage held by Premier includes 10 similar salt diapir structures giving significant follow-on potential for exploration if the first well proves the play. Such "playmaker" opportunities are an important requirement for Premier new venture acquisitions. In December 2003 we agreed a farm-out of 40% equity in this acreage to Occidental Petroleum.

Two new licences covering blocks 7B and 7C have also been awarded to Premier as operator and Occidental, targeting analogue plays to recent discoveries in Cote D'Ivoire. Acquisition of new seismic commenced in February 2004 on this acreage, which could be ready for drilling in mid 2005.

Gabon

In Gabon, the Phenix concession was converted into the Sasol operated Dussafu production sharing contract and a well is planned by the operator for mid-2004. Several prospects have been identified on the acreage and are being evaluated for follow-on drilling.

As part of our acquisition from Fusion, Premier will earn an 18 % interest in the Iris Marin and Themis Marin shallow water production sharing contracts offshore Gabon, which have multiple pre-salt targets on trend with our existing Dussafu acreage. A well is planned on each of these production sharing contracts in 2004, with follow-on exploration planned for 2005.

SADR

In the Saharawi Arab Democratic Republic (SADR), we have acquired the option to take a 35% interest under a technical study agreement. The acreage, which has considerable potential, is virtually unexplored as it is currently under a dispute over sovereignty. Recent developments toward the resolution of this dispute look encouraging.

India

During 2003 formal approval was received from the Government of India for Premier to farm-in and take over operatorship of two blocks in North East India. As a result we now have a 38% working interest in block AAP-ON-94/1 (Jaipur) and an 84% working interest in block CR-ON-90/1 (Cachar).

In the Jaipur block in Upper Assam, 118 km of new 2D seismic was acquired in dense jungle terrain. The workforce engaged in this numbered 620 people at its peak, and the work was successfully concluded without any lost time incidents. The interpretation of the seismic, when combined with geological data from nearby producing fields, suggests that the prolific Assam shelf trend continues into our block. As a result two good prospects and a number of interesting leads have been identified in the block. A decision has been taken to spud our first exploration well in late 2004 and preparations are being made to construct the site and road.

The Cachar block in Southern Assam lies on trend with the proven gas province that exists adjacent in onshore Bangladesh. Geological studies conducted during the year have confirmed the potential for large structural traps to exist below the surface anticlines. Acquisition of 215km of new 2D seismic is currently underway and the results will be used as key input data to our structural modelling of the block. Integration of this information with other geological studies could lead to drilling of an exploration well in early 2005.

Premier Oil plc
Preliminary Results for the year ended 31 December 2003

Consolidated profit and loss account

	Continuing				Discontinued operations‡ 2003	Total 2003	2002 (restated)
	Ongoing operations	Exceptional charges	Operations disposed as part of the Restructuring†	Total continuing			
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover							
Group and share of joint ventures	**165.9**		42.7	208.6	49.1	**257.7**	263.1
Less: share of joint ventures' turnover	**(25.4)**			(25.4)	(49.1)	**(74.5)**	(64.4)
Group turnover	**140.5**	-	42.7	183.2	-	**183.2**	198.7
Cost of sales	**(74.3)**		(12.7)	(87.0)		**(87.0)**	(107.0)
Exceptional provision for oil and gas assets							(13.1)
Exploration expenditure written off	**(12.2)**			(12.2)		**(12.2)**	(4.6)
Gross profit	**54.0**	-	30.0	84.0	-	**84.0**	74.0
Administrative costs	**(11.7)**			(11.7)		**(11.7)**	(7.9)
Group operating profit	**42.3**	-	30.0	72.3	-	**72.3**	66.1
Share of joint ventures' operating profit	**15.7**			15.7	33.6	**49.3**	38.0
Total operating profit: Group and share of joint ventures	**58.0**		30.0	88.0	33.6	**121.6**	104.1
Profit on disposal of investment		1.4		1.4		**1.4**	
Exceptional make-whole payment**		(23.0)		(23.0)		**(23.0)**	
Net interest payable: Group	**(12.3)**			(12.3)		**(12.3)**	(17.8)
Joint ventures					(5.8)	**(5.8)**	(11.2)
Exchange losses*	**(0.8)**			(0.8)		**(0.8)**	(2.5)
Profit on ordinary activities before tax	**44.9**	(21.6)	30.0	53.3	27.8	**81.1**	72.6
Tax: Group	**(22.4)**	(1.2)	(4.1)	(27.7)		**(27.7)**	(38.6)
Joint ventures	**(5.4)**			(5.4)	(7.2)	**(12.6)**	(11.4)
Profit after tax	**17.1**	(22.8)	25.9	20.2	20.6	**40.8**	22.6
Earnings per share (pence): basic						**30.0**	14.2
diluted						**29.5**	14.2

* Exchange losses relate wholly to the group.

** The payment was made to the holders of the long-term loan notes of the group under the terms of agreement which stipulated a 'make-whole' to be paid if such loan notes were to become repayable before maturity. The earlier repayment was required due to the Restructuring of the group (note 6).

† Relates to Natuna Sea assets, held in Indonesia, which were disposed as part of the Restructuring (note 6). As Premier continues to hold an interest in these assets, this disposal does not satisfy the criteria for discontinued operations in FRS 3 - 'Reporting Financial Performance'.

‡ Relates to Myanmar assets which were disposed as part of the Restructuring and satisfy the FRS 3 criteria for discontinued operations.

Consolidated statement of total recognised gains and losses

	2003	2002 (restated)
	£ million	£ million
Net profit for the year excluding share of profits of joint ventures	**9.9**	7.2
Share of joint ventures' profits for the year	**30.9**	15.4
Net profit for the year attributable to members of the parent company	**40.8**	22.6
Exchange difference on retranslation of net assets of subsidiary undertakings	**(15.8)**	(16.7)
Exchange difference on retranslation of net assets of joint ventures	**(3.9)**	(8.3)
Total recognised gains/(losses) relating to the year	**21.1**	(2.4)
Prior year adjustment - Deferred tax	**(56.5)**	
Total recognised losses	**(35.4)**	(2.4)

Group reconciliation of movements in shareholders' funds

	2003	2002 (restated)
	£ million	£ million
Total recognised gains/(losses) relating to the year	**21.1**	(2.4)
Restructuring adjustment (note 6)	**(62.4)**	
New shares issued	**2.7**	0.7
Total movements during the year	**(38.6)**	(1.7)
Shareholders' funds at 1 January (originally £312.3 million before deducting the prior year adjustment of £56.5 million)	**255.8**	257.5
Shareholders' funds at 31 December	**217.2**	255.8

Premier Oil plc
Preliminary Results for the year ended 31 December 2003

Balance sheets

	Group 2003 £ million	Group (restated) 2002 £ million	Company 2003 £ million	Company 2002 £ million
Fixed assets				
Intangible assets	**20.0**	24.3		
Tangible assets	**205.7**	400.1		
Investments	**6.4**	11.6	**280.1**	
Investments in joint ventures:				
Share of gross assets	**79.3**	257.4		
Share of gross liabilities	**(22.5)**	(155.8)		
Total fixed assets	**288.9**	537.6	**280.1**	-
Current assets				
Stocks	**6.1**	7.0		
Debtors	**63.1**	81.5	**115.7**	
Cash and short-term deposits	**60.9**	145.7		
Total current assets	**130.1**	234.2	**115.7**	-
Creditors: amount falling due within one year	**(79.2)**	(195.7)	**(309.8)**	
Net current assets/(liabilities)	**50.9**	38.5	**(194.1)**	-
Total assets less current liabilities	**339.8**	576.1	**86.0**	
Creditors: amounts falling due after one year including convertible debt	**(55.6)**	(201.3)		
Deferred income		(11.7)		
Provisions for liabilities and charges	**(67.0)**	(107.3)		
Net assets	**217.2**	255.8	**86.0**	-
Capital and reserves				
Share capital	**40.8**	40.0	**40.8**	
Share premium account	**1.9**		**1.9**	
Profit and loss account	**174.5**	215.8	**43.3**	
Total equity shareholders' funds	**217.2**	255.8	**86.0**	-

Approved by the Board on 16 March 2004.

Premier Oil plc
Preliminary Results for the year ended 31 December 2003

Consolidated cash flow statement

	2003 £ million	2002 £ million
Net cash inflow from operating activities	**138.0**	123.5
Returns on investment and servicing of finance		
Interest received	**3.3**	4.3
Interest paid	**(21.0)**	(21.7)
Exceptional make-whole payment	**(23.0)**	
Loan issue costs	**(1.0)**	
	(41.7)	(17.4)
Taxation		
UK corporation tax paid	**(5.0)**	(4.1)
UK petroleum revenue tax paid	**(13.4)**	(12.6)
Overseas taxes paid	**(8.2)**	(4.0)
	(26.6)	(20.7)
Capital expenditure and financial investments		
Payments to acquire fixed assets	**(32.3)**	(42.2)
Receipts from sale of fixed assets	**5.0**	23.4
Sale of listed investment	**13.2**	
Inflow of funds from joint venture	**1.8**	
Investments of funds in joint ventures		(11.6)
	(12.3)	(30.4)
Acquisitions and disposals		
Restructuring proceeds	**154.3**	
Investment of funds in the disposed joint venture	**(6.7)**	
Transfer of cash with disposed entities	**(10.0)**	
Restructuring costs	**(13.3)**	
Investment in associated undertakings	**(6.4)**	
Receipt arising from establishment of new joint venture		6.8
	117.9	6.8
Management of liquid resources		
Net change in short-term deposits	**69.1**	(60.0)
	69.1	(60.0)
Financing		
Issue of ordinary share capital	**6.3**	0.7
Repayment of loans	**(417.9)**	
New loans	**154.1**	
Net cash from financing	**(257.5)**	0.7
(Decrease)/increase in cash	**(13.1)**	2.5

Premier Oil plc
Preliminary Results for the year ended 31 December 2003

Notes to the accounts

1 Geographical analysis

Turnover represents amounts invoiced exclusive of sales related taxes for the group's share of oil and gas sales.

		2003 £ million	2002 (restated) £ million
Group turnover by origin and destination			
UK		**81.6**	103.0
Indonesia (destination Singapore)		**101.6**	95.7
Total group turnover		**183.2**	198.7
Joint venture turnover by origin and destination			
Pakistan		**25.4**	17.9
Myanmar (destination Thailand) - discontinued operations		**49.1**	46.5
		257.7	263.1
Group operating profit/(loss) before exceptional items			
UK		**21.1**	25.6
Far East		**63.2**	58.4
West Africa		**(4.5)**	
Other overseas		**(7.5)**	(4.8)
		72.3	79.2
Exceptional provision for oil and gas assets			
UK			(13.1)
		-	(13.1)
Group operating profit		**72.3**	66.1
Share of operating profit in joint ventures	- Pakistan	**15.7**	10.8
	- Myanmar - discontinued operations	**33.6**	27.2
Profit on disposal of investment		**1.4**	
Net interest		**(18.1)**	(29.0)
Exceptional make-whole payment		**(23.0)**	
Exchange losses		**(0.8)**	(2.5)
Profit on ordinary activities before tax		**81.1**	72.6
Net assets			
UK		**42.6**	83.8
Far East		**87.3**	227.1
South Asia		**5.7**	
West Africa		**21.8**	9.9
Other overseas		**(1.4)**	13.9
		156.0	334.7
Share of net assets of joint ventures			
Pakistan		**56.8**	54.7
Myanmar - discontinued operations			46.9
		212.8	436.3
Net cash/(debt)		**4.4**	(180.5)
Total assets		**217.2**	255.8

2 Cost of sales

	2003 £ million	2002 £ million
Operating costs	**42.0**	48.1
Royalties	**0.2**	5.7
Amortisation and depreciation of tangible fixed assets:		
Oil and gas	**42.8**	51.8
Other	**1.4**	0.9
Amortisation of decommissioning assets	**0.6**	0.5
	87.0	107.0

3 Intangible fixed assets

	Oil and gas properties						
	North West Europe	Southern Europe	Far East	South Asia	West Africa	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
The group							
Cost							
At 1 January 2003	5.3		7.8	0.3	10.9		24.3
Exchange movements	(0.5)		(0.7)	(0.1)	(1.0)		(2.3)
Additions during the year	2.8	5.9	3.9	4.2	9.0	1.1	26.9
Transfer to tangible fixed assets	(6.6)	0.7	(10.8)				(16.7)
Exploration expenditure written off		(6.6)			(4.5)	(1.1)	(12.2)
At 31 December 2003	**1.0**	**-**	**0.2**	**4.4**	**14.4**	**-**	**20.0**

4 Tangible fixed assets

	Oil and gas properties				Pipeline assets	Other fixed assets	Total
	North West Europe	Southern Europe	Far East	Other			
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
The group							
Cost							
At 1 January 2003	518.9	31.2	262.8	32.1	72.5	9.2	926.7
Exchange movements	(47.2)	(2.9)	(5.8)	(1.9)	(3.5)	(0.1)	(61.4)
Additions during the year	4.3		2.1			0.5	6.9
Transfer from intangible fixed assets	6.6	(0.7)	10.8				16.7
Disposals	(6.7)				(0.1)		(6.8)
Restructuring adjustment (note 6)			(113.9)		(35.8)		(149.7)
Elimination of assets		(27.6)		(30.2)			(57.8)
At 31 December 2003	**475.9**	**-**	**156.0**	**-**	**33.1**	**9.6**	**674.6**
Amortisation and depreciation							
At 1 January 2003	401.4	30.5	51.3	32.1	3.6	7.7	526.6
Exchange movements	(32.9)	(2.9)	(6.9)	(1.9)		(0.1)	(44.7)
Charge for the year	23.3		17.7		2.4	1.4	44.8
Disposals							
Elimination of assets		(27.6)		(30.2)			(57.8)
At 31 December 2003	**391.8**	**-**	**62.1**	**-**	**6.0**	**9.0**	**468.9**
Net book value							
At 31 December 2003	**84.1**	**-**	**93.9**		**27.1**	**0.6**	**205.7**
At 31 December 2002	117.5	0.7	211.5	-	68.9	1.5	400.1
The company							
Cost and net book value							
At 1 January and 31 December 2003	-	-	-	-	-	-	-
At 1 January and 31 December 2002	-	-	-	-	-	-	-

The impairment test has been carried out using a 10 % nominal discount rate, $/£ exchange rate of 1.79 and an oil price forecast of $25.0 (2004), $21.5 (2005), $20.0 (2006), escalated at 2 % thereafter.

Cost to the group at 31 December 2003 includes capitalised interest of £13.4 million (2002: £17.3 million). The movement relates to exchange differences on capitalised interest balances.

5 Group consolidated cash flow statement analysis

a) Reconciliation of operating profit to net cash flow from operating activities	2003 £ million	2002 (restated) £ million
Operating profit	**72.3**	66.1
Amortisation	**44.8**	53.2
Impairment write-downs		13.1
Exploration expenditure written-off	**12.2**	4.6
Deferred income released during the year	**(5.9)**	
Exchange translation difference	**0.3**	(3.5)
(Increase)/decrease in stocks	**(0.5)**	4.6
Decrease/(increase) in debtors	**4.8**	(9.3)
Increase/(decrease) in creditors	**10.0**	(5.3)
Net cash inflow from operating activities	**138.0**	123.5

b) Reconciliation of net cash flow to movement in net debt	2003 £ million	2002 (restated) £ million
(Decrease)/increase in cash in the period	**(13.1)**	2.5
Cash flow from movement in liquid resources	**(69.1)**	60.0
Repayment of short-tem debt	**124.2**	
Repayment of long-term loans	**139.6**	
Change in net debt resulting from cash flows	**181.6**	62.5
Exchange translation difference	**3.3**	29.4
Decrease in net debt in the period	**184.9**	91.9
Opening net debt	**(180.5)**	(272.4)
Net cash/(debt)	**4.4**	(180.5)

c) Analysis of net debt	At 1 January 2003 £ million	Cash flow £ million	Exchange movements £ million	At 31 December 2003 £ million
Cash in hand and at bank	16.4	(13.1)		3.3
Bank loans due within one year	(124.2)	124.2		-
Debt due after one year	(202.0)	139.6	5.9	(56.5)
Short-term deposits	129.3	(69.1)	(2.6)	57.6
Total net (debt)/cash	(180.5)	181.6	3.3	4.4

6 Restructuring

On 16 September 2002 the group announced that it had reached agreement with the two principal shareholders of the company, Amerada Hess Ltd (Amerada Hess) and Petronas International Corporation Ltd (PICL) on the terms of a restructuring (the Restructuring). The implied consideration received by the group for the assets transferred as part of the Restructuring is US$670 million (£420 million). The effective date of the Restructuring was 30 September 2002. The main commercial elements of the Restructuring, which was completed on 12 September 2003, are as follows:

- The group has transferred its entire 26.67% interest in the Yetagun project offshore Myanmar (the Yetagun Project) and supported the transfer of the operatorship of that project, to PICL in consideration for the cancellation of PICL's 25% Ordinary Shareholding in Premier, the assumption by PICL of the Yetagun Project debt of US$124 million (£78 million) net of cash held by Global Resources Ltd joint venture and a cash payment to the group of US$135 million (£85 million). As part of the agreement PICL has also agreed an on-sale of a part of the Yetagun Project to other joint venture partners (Myanma Oil and Gas Enterprise, PTTEP International Ltd and Nippon Oil Exploration (Myanmar) Ltd) based on the abovementioned commercial terms;
- The group has transferred a 15% interest in West Natuna Sea Block A (Natuna) in Indonesia, to PICL in consideration for the cancellation of PICL's shares held in Premier and a cash payment to the group of US$100 million (£63 million);
- The group has transferred a 23% interest in Natuna to Amerada Hess in consideration for the cancellation of Amerada Hess' 25% Ordinary Shareholding in Premier and a cash payment to the group of approximately US$17 million (£11 million); and
- The group has retained a 28.67% interest in, and the operatorship of, Natuna.

Restructuring adjustment

The impact of the Restructuring on the net assets of the group is as follows:

	Explanatory Notes	£ million
Cash adjustment		
Restructuring proceeds	2	154.3
Transaction costs	3	(13.3)
Investment of funds in the disposed joint venture		(6.7)
Transfer of cash with disposed entities		(10.0)
		124.3
Assets disposed		
Investment in joint venture	4	(70.0)
Tangible fixed assets	5	(149.7)
Net current assets (excluding cash)	6	(5.9)
Deferred income	7	5.8
Deferred taxation	8	33.1
		(186.7)
		(62.4)

This amount has been adjusted in the group reconciliation of movements in shareholders' funds.

Explanatory notes:

1. US$ amounts have been converted at $1.5942/£1.00, the exchange rate at date of completion of the transaction.
2. Cash consideration include the settlement for working capital items transferred on the effective date and any interim funding post effective date into the disposed assets.
3. Costs of the transaction do not include a 'make-whole' payment which was paid on the repayment of loan notes under the terms of issuance of those loans. 'Make-whole' payment has been shown as an exceptional item in the profit and loss account. Total costs incurred, including 'make-whole' payment on notes, amount to £36.3 million.
4. The group held part of its interest in Myanmar through Global Resources Ltd, in which it held a 50% share. Premier accounted for its share in Global Resources Ltd using the gross equity method which reflected Premier's share of the gross assets and liabilities of the joint venture under FRS 9 – 'Associates and Joint Ventures'.
5. The reduction in fixed assets represents the impact of partial disposal of Premier's interest in Natuna.
6. Working capital balances of (£5.9 million) represent stock (£2.7 million), debtors (£14.5 million), and creditors (£11.3 million) are transferred with the Natuna and Yetagun interests.
7. Deferred income of £5.8 million has been released to reserves due to change in the interest in Natuna.
8. Deferred tax of £33.1 million has been released to reserves due to change in the interest in Natuna.

Disposal of subsidiaries and investments

Due to the Restructuring the group has disposed of the following subsidiaries and joint venture entities:

Name of company	Business and area of operation	Classification	Shares held %	Incorporation or registration
Premier Petroleum Myanmar Ltd	Exploration and production, Myanmar	Subsidiary	100.0	Hong Kong
Premier Oil Overseas Holding (Hong Kong) Ltd	Intermediate holding company	Subsidiary	100.0	Hong Kong
Global Resources Ltd	Production and development, Myanmar	Joint venture	50.0	Labuan
Taninthayi Pipeline Company Ltd	Pipeline operations, Myanmar	Joint arrangement	26.7	Grand Cayman
Natuna 1 BV	Exploration and production, Indonesia	Subsidiary	100.0	Netherlands
Natuna 2 BV	Exploration and production, Indonesia	Subsidiary	100.0	Netherlands

7 Basis of preparation

The above financial information does not represent statutory accounts within the meaning of section 240 of the Companies Act 1985.

Except as stated below, the financial information has been prepared on the basis of the accounting policies set out in the group's 2002 statutory accounts.

Except as stated below, the comparative financial information is based upon the statutory accounts for the year ended 31 December 2002. The accounts upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

During the year the group has adopted a more commonly used method of calculation of Indonesian deferred tax. This change has resulted in Indonesian deferred tax now being calculated on a timing difference basis in line with other corporate taxes. This change in the method of calculation has given rise to an increase in the deferred tax liability in 2002 reflected as a prior year adjustment of £56.5 million, of which £33.1 million was released in 2003, related to the assets disposed of as part of the corporate restructuring. The profit for 2002 has been adjusted for an additional charge if £2.4 million, in 2003 the impact of the change has been to reduce the tax charge by £6.9 million.

Restructuring

The new group company was incorporated on 31 July 2002 having the name Dalglen (No. 836) Ltd. The name was changed on 13 September 2002 to Premier Oil Group Ltd. On 10 March 2003 the company re-registered as a public Limited company. Up to 11 March 2003 the company's assets and paid up capital amounted to £2 (two shares of £1 each) and it did not trade or declare or pay any dividends or make any other distributions.

Effective from 15 July, 2003, the company acquired 100% of the issued share capital and non-voting convertible shares of Premier Oil Group Ltd (formerly Premier Oil plc) and also changed its name to Premier Oil plc following a Scheme of Arrangement under section 425 of the Companies Act 1985.

The Scheme of Arrangement (Court Scheme) involved the cancellation of issued share capital of Premier Oil Group Ltd amounting to £78,885,490 (1,577,709,801 shares of 5 pence each) and Non-Voting Convertible Shares of £1,138,364 (22,767,288 shares of 5 pence each); the issuance of £63,211,672 (1,577,709,801 shares of 4 pence each) of share capital and £912,183 (22,767,288 shares of 4 pence each) of Non-Voting Convertible Shares of Premier Oil Group Ltd to the company. For each Ordinary Share cancelled, one 17.5 pence Ordinary Shares was issued to the former shareholders of Premier Oil Group Ltd and for each Non-Voting Convertible Share cancelled, one 17.5 pence Non-Voting Convertible Share was issued to the former holders of similar shares in Premier Oil Group Ltd.

On 12 September 2003, the company pursuant to the same Court Scheme, reduced and consolidated its authorised issued and paid up share capital as follows:

- Cancelling paid up capital on each Ordinary Share and each Non-Voting Convertible Share to the extent of 12.5 pence and reducing the nominal value of each of those shares from 17.5 pence to 5 pence;
- Cancelling the Ordinary Shares and Non-Voting Convertible Shares in the names of Amerada Hess Ltd and Petronas International Corporation Ltd;
- Every 10 Ordinary Shares of 5 pence each in issue were consolidated into one Ordinary Share of 50 pence.

The Court Scheme has been accounted for in accordance with the principles of merger accounting as it satisfies the criteria under 'group reconstruction' provisions of FRS 6 – 'Acquisitions and Mergers'. The combined results have been presented as if the Court Scheme has been in effect since 1 January 2002. The consolidated profit and loss account combines the results of the company with those of the Premier Oil Group for the year ended 31 December 2003. The comparative figures combine the results of the company from incorporation to 31 December 2002 with those of the Premier Oil Group for the year ended 31 December 2002. The comparative consolidated balance sheet as at 31 December 2002 combines the balance sheet of the company and that of Premier Oil Group as at that date.

Fixed Assets

Capitalisation of oil and gas expenditure

Considering the impact of the Restructuring, the group has revised categorisation of its costs from the previous six costs pools; UK, Southern Europe, Far East, Pakistan, Australia and International to the following five:

North West Europe: This pool will contain group's assets in the UK and any new production assets in the North Sea.

Far East: All investments in and around Far East Asia including Indonesia and Philippines.

West Africa: Exploration and production on and off shore Western Africa including group's acquisition of Mauritanian fields and exploration rights in Gabon, Guinea Bissau, and SADR.

South Asia: Exploration interests in Pakistan (excluding PKP joint venture), India and any other South Asian country in the future.

Other: For new development areas.

8 Dividends

The directors do not propose any dividend.

9 Earnings per share

The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of Ordinary Shares in issue during the year. The diluted earnings per share allows for the full exercise of outstanding share purchase options and adjusted earnings. The share numbers quoted below have been adjusted for consolidation of ten Ordinary Shares of 5 pence each to one Ordinary Share of 50 pence on 12 September 2003, in accordance with the terms of Scheme of Arrangement as detailed above.

The share repurchase, under the terms of Scheme of Arrangement, was at fair value and hence no adjustment to the prior year shares has been made.

	Profit after tax		Weighted average number of shares		Earnings per share	
	2003 £ million	2002 (restated) £ million	2003 millions	2002 (restated) millions	2003 pence	2002 (restated) pence
Basic	40.8	22.6	136.0	158.6	30.0	14.2
Convertible capital bonds		2.2		2.7		*
Outstanding share options	0.2	0.5	3.2	7.1	*	*
Diluted	41.0	25.3	139.2	168.4	29.5	14.2

*The inclusion of the outstanding share options in the 2003 calculation produces diluted earnings per share. In 2002, the inclusion of convertible capital bonds and outstanding share options had no dilutive effect.

10 External Audit

The group's external auditors, Ernst & Young LLP, have confirmed that they have reviewed this Preliminary Announcement and that it is consistent with the audited Accounts of the group for the year ended 31 December 2003.

11 Full accounts will be posted to shareholders on 13 April 2004 and will be available at the company's head office, 23 Lower Belgrave Street, London SW1W 0NR, from that date.

12 The Annual General Meeting will be held at The Drapers' Hall, Throgmorton Avenue, London EC2N 2DQ on Friday 7 May 2004 at 11.30am.

Premier Oil plc
Preliminary Results for the year ended 31 December 2003

Reserves

Group proved plus probable reserves

	Working interest basis									
	North West Europe		West Africa	Pakistan		Far East		Total		
	Oil and NGL's	Gas	Oil and NGL's	Oil and NGL's	Gas	Oil and NGL's	Gas	Oil and NGL's	Gas	Oil, NGL's and Gas
	mmbbls	Bcf	mmbbls	mmbbls	Bcf	mmbbls	Bcf	mmbbls	Bcf	mmboe
Group										
At 1 January 2003	25.9	34				13.2	851	39.1	885	212.1
Revisions[1]	(0.9)						(1)	(0.9)	(1)	(1.0)
Acquisitions and divestments[2, 4]	(0.3)					(4.9)	(436)	(5.2)	(436)	(89.8)
Production	(4.4)	(6)				(1.3)	(28)	(5.7)	(34)	(12.5)
At 31 December 2003	20.3	28	-	-	-	7.0	386	27.3	414	108.8
Associates and joint ventures – group share										
At 1 January 2003				0.9	414	20.9	837	21.8	1,251	237.4
Revisions[1]				0.2	2			0.2	2	0.5
Discoveries and extensions[3]					18				18	3.1
Acquisitions and divestments[2, 4]			1.9			(20.4)	(818)	(18.5)	(818)	(167.4)
Production					(18)	(0.5)	(19)	(0.5)	(37)	(7.0)
At 31 December 2003	-	-	1.9	1.1	416	-	-	3.0	416	66.6
Total group and group share of associates and joint ventures reserves										
At 1 January 2003	25.9	34		0.9	414	34.1	1,688	60.9	2,136	449.5
Revisions[1]	(0.9)			0.2	2		(1)	(0.7)	1	(0.5)
Discoveries and extensions[3]					18				18	3.1
Acquisitions and divestments[2, 4]	(0.3)		1.9			(25.3)	(1,254)	(23.7)	(1,254)	(257.2)
Production	(4.4)	(6)			(18)	(1.8)	(47)	(6.2)	(71)	(19.5)
At 31 December 2003	20.3	28	1.9	1.1	416	7.0	386	30.3	830	175.4
Total group and group share of associates and joint ventures										
Proved developed	11.8	8		0.9	266	1.6	85	14.3	359	73.2
Proved undeveloped	4.1	6			5	1.7	216	5.8	227	49.9
Probable developed	1.5	5		0.2	124	0.7	36	2.4	165	29.4
Probable undeveloped	2.9	9	1.9		21	3.0	49	7.8	79	22.9
At 31 December 2003	20.3	28	1.9	1.1	416	7.0	386	30.3	830	175.4

Notes:
1. Revisions include minor downgrades on Wytch Farm, Kyle, Fergus and Flora, together with upgrades on Fife, Telford and Galahad. Minor revisions have also been made to Block A (Anoa).
2. The acquisition was of Chinguetti field and the divestments were Ivanhoe/RobRoy and part of Indonesia Block A.
3. Discoveries are Kadanwari West and Badhra.
4. Divestments are in the Yetagun field (Myanmar) and part of Anoa field (Indonesia) as part of the Restructuring.

Proved and probable reserved are based on operator or third-party reports and are defined in accordance with the 'Statement of Recommended Practice' (SORP) issued by the Oil Industry Accounting Committee (OIAC) dated July 2001.

The group provides for amortisation of costs relating to evaluated properties based on direct interests on an entitlement basis, which includes reflection of the terms of the production sharing contracts in Indonesia. On an entitlement basis reserves declined by 203.0 mmboe, giving total entitlement reserves of 154.6 mmboe as at 31 December 2003.